PhotoMedex, Inc.

2300 Computer Drive, Building G

Willow Grove, Pennsylvania 19090

VIA EDGAR

December 12, 2016

Geoff Kruczek

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:	PhotoMedex, Inc.

Amendment No. 2 to Preliminary Proxy on Schedule 14A

Filed December 5, 2016

File No. 000-11635

Dear Mr. Geoff Kruczek

PhotoMedex, Inc. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the Commission”) dated December 9, 2016 regarding Amendment No. 2 to our Preliminary Proxy Statement in Schedule 14A (the “Proxy Statement”) previously filed on December 5, 2016. A marked version of the Proxy Statement is enclosed herewith reflecting all changes to the Proxy Statement.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Use of Proceeds, page 43

1.	We note your response to prior comment 4. Please expand to clarify how restricted cash, deferred tax assets, other current assets and property and equipment could be used to make the initial payments you disclose. Also disclose the amount of expenses or liabilities that will remain following the receipt of the consideration from the Asset Sale and the disclosed payments made with those proceeds.

We have amended the narrative on page 45 and added several tables on pages 46 and 47 to clarify the order in which various categories of expenses will be paid, the source of those payments and the use of our other assets in making those payments, and to clarify the amount of expenses and/or liabilities that will remain with the Company following those payments.

Proforma illustration of available assets at closing, page 44

2.	We note the table of available assets labelled as pro forma. The term pro forma has specific meaning under Article 11 of Regulation S-X. Please revise to remove the term pro forma.

We have amended the narrative on page 45 and the table of available assets on page 46 to remove the term “pro forma.”

3.	As a related matter, please tell us why the Closing day proceeds from asset-sale of $3,000 thousand are presented twice in the table. In this regard, we note the table is not mathematically accurate.

The table on page 45 has been amended to remove the second listing of the $3,000 thousand – this was an error caused by the Edgar system. The table has been checked and is mathematically accurate without this second entry.

4.	We note the Other current assets of $173 in the illustration of available assets at closing. According to the September 30, 2016 Form 10-Q, this amount is long-term other assets, net. Please revise to properly label the assets.

The listing of Other Current Assets on page 47 has been revised to label it as “Other assets.”

Nature of Our Business Following the Asset Sale, page 44

5.	Please expand your revisions added in response to prior comment 5 to clarify the amounts you will need to “revitalize this product line” and the amounts you will have available after you apply the proceeds of the Asset Sale and other assets, as disclosed on pages 43-44. When responding to this comment, please ensure your revisions are consistent with your revisions in response to our other comments.

We have expanded the revisions on page 48 and 49 to provide additional details on the Company’s plans to revitalize the LHE product line, and the amounts and timing of assets to be used for this product line. Those plans are also reflected in the amendments made in response to Comment No. 1.

Reasons for the Asset Sale, page 56

6.	We note your response to prior comment 6. If the Board took “into account the advice” of your financial advisor and the “price to be paid,” please revise to clarify what advice was provided and how it determined that the price to be received is adequate. Conversely, if the financial advisor did not advise as to the adequacy of the consideration and the Board did not determine the adequacy through its own analysis, please revise to state so directly.

We have revised the section entitled ‘Reasons for the Asset Sale’ (previously on page 56, now on page 62) to clarify that the financial advisor did not advise as to the adequacy of the consideration. In addition, we further revised the section to detail the reasons why the board determined that the consideration was adequate in light of the fact that it was the only offer on the table and that, absent the sale, the Company would have no choice but to seek bankruptcy protection, which would no doubt result in lack of payment to vendors and the elimination of all shareholder value in the Company.

7.	We note your response to prior comment 7 that payments to your affiliates, including your CEO and CFO were “not a material concern” in determining to proceed with the Asset Sale. However, it remains unclear whether, and, if so, how the board of directors considered these payments. For example, we note the disclosure that bankruptcy was likely if the Asset Sale did not occur. Did the Board consider the impact bankruptcy would have on amounts owed to your affiliates? We note the disclosures on page 59 that bankruptcy would likely ensure creditors of the company would receive no value and other disclosures regarding the substantial amounts of unpaid compensation that had accrued and was owed to your affiliates.

Our board of directors took into consideration the amounts owed to them and to our executive officers when considering whether or not to approve the Asset Sale and in considering the Asset Sale as compared to filing for bankruptcy. However, the outstanding liabilities owed to our officers and directors were not a primary consideration in approving the Asset Sale, as evidenced by the board’s willingness to postpone their compensation payments indefinitely while not knowing definitively if they would ever be successful in finding a buyer. The board was aware that, were the Company to declare bankruptcy, the Company’s creditors would likely receive minimal payment on their investments, as would shareholders and other stakeholders. Thus, the board’s main consideration was to find a buyer, generate some cash to pay off its liabilities to third parties, as well as the affiliates, and determine a means to continue to grow the Company following the sale. The board’s concerns and considerations are set forth in greater detail on pages 62-65 of the Proxy Statement.

Proposal No. 4, Advisory Vote . . ., page 74

8.	We note your response to prior comment 3. Please revise here, the proxy card and the other references to this proposal to clarify that you are seeking shareholder approval of the compensation paid or payable in connection with the Asset Sale. Currently, your disclosure refers to “golden parachute” compensation, executive compensation, overall compensation and the Compensation Discussion & Analysis interchangeably. You also refer in this section to approval of compensation as disclosed in this proxy statement; however, this proxy statement includes the “Golden Parachute” table in this section as well as a summary compensation table and related disclosures appearing elsewhere. Thus, it is unclear what shareholders are being asked to approve. Also, revise your Golden Parachute Compensation table added on page 31 to disclose the deferred compensation mentioned in footnote 1 on page 29. Refer to Item 402(t)(1) of Regulation S-K.

We have revised the Proxy Statement to reflect the above comments. Please note that previous page 31 is now page 32; page 74 is now page 80.

9.	Please reconcile the amounts your affiliates will receive or are entitled to receive in connection with the Asset Sale, as disclosed here, the letter to shareholders, page 8 and pages 43-44.

We have revised the Proxy Statement to reconcile the amounts our affiliates will receive or are entitled to receive in connection with the Asset Sale on pages 8 (now page 9) and 43-44 (now pages 45-47).

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Sarah Williams at swilliams@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Dolev Rafaeli

Dolev Rafaeli
Chief Executive Officer

cc:	Sarah Williams, Esq.
Ellenoff Grossman & Schole LLP